Exhibit 99.2

Paris, November 23, 2005

INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES

(pursuant to articles 222-14 and 222-15 of AMF Règlement Général)

Name: ILOG S.A.

Share capital: 18 128 541 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, 94250 Gentilly

Last Name: Bernal
First Name: Marie-Claude
Position: Director
Description of the financial instrument: exercise and sale of 8,000 ILOG Warrants

Nature of the transaction: sale of ILOG shares on EuroNext Paris

8,000 shares at €12.03 on September 12, 2005

Last Name: Lowe
First Name: Todd
Position: Director
Description of the financial instrument: ILOG Shares

Nature of the transaction: sale of ILOG Shares on EuroNext Paris

10,123 shares at $ 15.13 on August 24, 2005

20,000 shares at $ 15.36 on August 25, 2005

3,409 shares at $ 15.20 on August 26, 2005

90,858 shares at $ 15.37 on September 14, 2005

Last Name: Ing
First Name: Bounthara
Position: Chief Operating Officer
Description of the financial instrument: ILOG Shares

Nature of the transaction:

- sale of ILOG Shares on the Nasdaq : 8,292 Shares at $ 15.00 on August 23, 2005

- sale of ILOG Shares on EuroNext Paris : 1,830 shares at $ 15.1703 on August 26, 2005

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 400 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve improved returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987, is the world’s first BRMS editor and employs more than 650 people worldwide.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Bernard Compagnon

Cubitt Consulting

+44 20 7367 5100 (London)

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com